Via EDGAR

October 23, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:	The Active Network, Inc.

Schedule 14D-9

Filed October 8, 2013, as amended October 10, 2013 and October 16, 2013

File No. 005-86639

Dear Mr. Kruczek:

On behalf of our client, The Active Network, Inc. (the “Company”), this letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 16, 2013 with respect to the above captioned Schedule 14D-9 filed by the Company on October 8, 2013, as amended from time to time (the “Schedule 14D-9”).

Concurrently with this letter, the Company is filing via EDGAR an amendment to the Schedule 14d-9 in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.	Please tell us the reasons for the knowledge qualifiers in your document. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has made a reasonable investigation and due inquiry into whether there are any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. However, the Company is not able to verify whether the responses received from such individuals were accurate and complete. Accordingly, the Company has included the knowledge qualifier on page 2 of the Schedule 14D-9 in the event that there does exist any of the above referenced agreements, arrangements or understandings, or any actual or potential conflicts of interest that were not discovered by the Company’s investigation and inquiry that are not otherwise disclosed in the 14D-9.

Securities and Exchange Commission

October 23, 2013

Reasons for the Recommendation – Financial Condition, Prospects of the Company, page 24

2.	Please explain how the factors you list relate to the recommendation to tender shares in the offer. Currently, your disclosure simply lists items without explaining how those items favorably or unfavorably influenced the recommendation. The revised disclosure should also reflect consideration of the projected financial information included in your document.

RESPONSE: In response to the Staff’s comment, the Company has amended the Schedule 14D-9 to revise its disclosure so that each factor listed is expressed as a clearly defined, substantive reason. In addition, the revised disclosure reflects the Company Board’s and the Strategic Transaction Committee’s consideration of the Financial Projections included in the Schedule 14D-9.

Reasons for the Recommendation – Board of Directors, page 27

3.	Please revise this section to disclose whether the board of directors adopted the Committee’s reasons for the recommendation. Your current disclosure does not appear to comply with Item 1012(b) of Regulation M-A as the board must provide the required disclosure on behalf of the company.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Schedule 14D-9 to expressly state that (i) the Company Board and the Committee considered a number of factors, including the material factors and benefits of the Offer and Merger described in the Schedule 14D-9, each of which the Board believed supported its recommendation and (ii) the Company Board considered, among other things, the same factors considered by the Committee in its deliberations and adopted the same reasons for its recommendation.

Certain Financial Projections, page 28

4.	Please revise to include the disclosures required by Rule 100 of Regulation G. Also, disclose the material assumptions made in preparing the financial projections.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Schedule 14D-9 to include the disclosures required by Rule 100 of Regulation G and to disclose additional assumptions made in preparing the financial projections.

Securities and Exchange Commission

October 23, 2013

Notice of Appraisal Rights, page 42

5.	We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and October 28, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in “Item 2. Identity and Background of Filing Person” under the subsection entitled “Tender Offer” on page 2 of the Schedule 14D-9 to clarify precisely when the consummation of the Offer will occur. The Company respectfully advises the Staff that it has previously disclosed that the failure to deliver the written demand for appraisal rights prior to the time set forth in the Schedule 14D-9 will result in a waiver of appraisal rights. Please refer to the last sentence of the seventh paragraph in “Item 8. Additional Information” under the subsection entitled “Notice of Appraisal Rights” on page 43 for such disclosure.

Annex I

6.	You may not disclaim responsibility for your disclosure. Please revise the carryover paragraph starting on page I-1 accordingly. Also, your disclosure may not be qualified by reference to statutes. Please revise the fifth paragraph on page 46.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Schedule 14D-9 to remove its disclaimer of responsibility for its disclosure and to delete the qualification by reference to the statute.

*   *   *   *   *

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to me at (858) 638-6722 or, if more convenient, via e-mail at Michael.Kagnoff@dlapiper.com.

Securities and Exchange Commission

October 23, 2013

Sincerely,

/s/ Michael S. Kagnoff

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

cc:	Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions David M. Eisler, Esq., Senior Vice President, General Counsel and Corporate Secretary of The Active Network, Inc.